                         INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors of
UMB Scout Stock Fund, Inc.,
UMB Scout Stock Select Fund
     and
the Securities and Exchange Commission:

RE:    UMB Scout Stock Fund, Inc.
       UMB Scout Stock Select Fund
       Form N-17f-2
       File Number 811-3557

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that UMB SCOUT STOCK FUND, INC. and UMB SCOUT STOCK SELECT FUND (the Company) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of June 30, 2004. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

      Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2004, with respect to securities of UMB SCOUT STOCK FUND, INC. and UMB SCOUT STOCK SELECT FUND, without prior notice to management:

      - Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company and Citibank in book entry form;

      - Reconciliation of all such securities to the books and records of the Company and the Custodian;

      We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

      In our opinion, management's assertion that UMB SCOUT STOCK FUND, INC. and UMB SCOUT STOCK SELECT FUND complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2004 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

      This report is intended solely for the information and use of management of UMB SCOUT STOCK FUND, INC. and UMB SCOUT STOCK SELECT FUND and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                      /s/ BKD, LLP

Kansas City, Missouri
August 31, 2004

Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:               Date examination completed:

      811-3557                                       June 30, 2004

2. State Identification Number:

AL   25686                AK   60038242        AZ   8468                AR   60004612         CA   504-5890       CO   IC-91-02-936

CT   214196               DE   8682            DC   60012565            FL   *                GA   SC-1501        HI   *

ID   48845                IL   60004377        IN   85-0334 IC          IA   I-19089          KS   83S0000724     KY   M34790

LA   89367                ME   MFN207989       MD   SM19 980017         MA   03036842         MI   935640         MN   R-28087.1

MS   MF-98-01-005         MO   Q-MT-1290       MT   9204                NE   11064            NV   *              NH   *

NJ   MF-0645              NM   14067           NY   S 27 53 17          NC   *                ND   U561           OH   37103

OK   SE-2084912           OR   2001-1466       PA   87-08-112MF         RI   *                SC   MF11218        SD   10196

TN   RM03-1990            TX   C 39438-005-12  UT   006-6364-13         VT   1/16/98-22       VA   117744         WA   60019807

WV   MF-24121             WI   341393-03       WY   20518               PUERTO RICO

Other (specify):

           *Indicates Fund is registered in state but state does not issue identification numbers
            Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)

3. Exact name of investment company as specified in registration statement:
        UMB Scout Stock Fund, Inc.

4. Address of principal executive office: (number, street, city, state, zip code)
        803 West Michigan Street, Suite A, Milwaukee, WI 53233

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:               Date examination completed:

      811-3557                                       June 30, 2004

2. State Identification Number:

AL   25687               AK   60039456          AZ   23260             AR   60004613         CA   504-5890         CO   IC-91-02-936

CT   1001460             DE   9071              DC   60012566          FL   *                GA   SC-1501          HI   *

ID   50643               IL   60004377          IN   85-0334 IC        IA   I-44126          KS   1999S0001138     KY   M34790

LA   89367               ME   MFN212712         MD   SM19 990910       MA   03036843         MI   923555           MN   R-28087.1

MS   60032950            MO   0002-08313        MT   41175             NE   37937            NV   *                NH   *

NJ   MF-0645             NM   3155              NY   S 28 75 36        NC   *                ND   Y342             OH   37103

OK   SE-2077779          OR   2001-1466         PA   87-08-112MF       RI   *                SC   MF12210          SD   18921

TN   RM03-1990           TX   C59101-000-05     UT   006-6364-13       VT   4/23/99-11       VA   117744           WA   60023422

WV   MF-34889            WI   367262-03         WY   20518             PUERTO RICO  S-19806-1

Other (specify):

           *Indicates Fund is registered in state but state does not issue identification numbers
            Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)

3. Exact name of investment company as specified in registration statement:
         UMB Scout Stock Select Fund

4. Address of principal executive office: (number, street, city, state, zip code)
         803 West Michigan Street, Suite A, Milwaukee, WI 53233

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

      We, as members of management of UMB Scout Money Market Fund, Inc. - Federal Portfolio and UMB Scout Money Market Fund, Inc. - Prime Portfolio (the "Company"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2004 and from April 30, 2004 through June 30, 2004.

      Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2004 and from April 30, 2004 through June 30, 2004, with respect to securities reflected in the investment account of the Company.

UMB SCOUT STOCK FUND, INC.
UMB SCOUT STOCK SELECT FUND

By   /s/ Larry Schmidt
   -----------------------------------------
     Larry Schmidt, Senior Vice President